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                                       PROXY


     I, Stephen D. Higgins, as Trustee to the William B. King Stock Trust UA dated November 21, 1989, have sole voting power over 335,329 shares of Sunrise International Leasing Corporation held by the Trust.
     Sunrise International Leasing Corporation is currently completing a revised stock option program for company employees, directors and consultants which may require shareholder approval.
     I hereby give Peter J. King my proxy to vote the above referenced shares of any and all votes required to approve the stock option plan.
     This proxy shall not relate to any other issues to be voted, and will expire on September 18, 1998.


                         /s/ Stephen D. Higgins                  June 23, 1998
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                         Stephen D. Higgins                      Date